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N E W S   R E L E A S E

Talisman to Sell Sudan Assets

For C$1.2 Billion

CALGARY, Alberta – October 30, 2002 – Talisman Energy Inc. (together with its subsidiaries, "Talisman") has entered into a definitive agreement for the sale of its indirectly held interest in the Greater Nile Oil Project in Sudan to ONGC Videsh Limited, a subsidiary of Oil and Natural Gas Corporation Limited, India's national oil company.  The aggregate amount to be realized by Talisman from the transaction, including interest and other closing adjustments, is anticipated to be approximately US$758 million (C$1.2 billion).

Commenting on the sale, Talisman’s President and Chief Executive Officer, Dr. Jim Buckee said: “We have consistently said that we liked our position in Sudan, the people and the project. But, we have also always said that we would sell at the right price.

“Talisman’s shares have continued to be discounted based on perceived political risk in-country and in North America to a degree that was unacceptable for 12% of our production.  Shareholders have told me they were tired of continually having to monitor and analyze events relating to Sudan.  We are encouraged by recent developments in Sudan, but had to weigh all possible outcomes against having a firm and fair offer, in hand, right now.  Selling our interest in the project resolves uncertainty about the future of this asset.

“We received other proposals, but we consider this to be the most attractive opportunity, generating a full cycle, after tax rate of return of approximately 30%.  We expect to book an after tax accounting gain of approximately C$340 million on completion of the transaction.  We are here to deliver shareholder value.  We intend to use this money to pursue our long-term strategy of growing value per share while maintaining financial flexibility.

“Talisman intends to repurchase sufficient shares, to ensure at least 5% production per share growth on a comparable basis, with or without Sudan, for 2003 over 2002.  On this basis, we intend to deliver at least 5-10% growth in production per share this year, next year and into the future, through a combination of executing our business plan and share repurchases.  We will also take advantage of favourable opportunities in the market to hedge commodity prices to protect the capital program such that at mid-cycle prices our balance sheet is preserved.   We have demonstrated that we can deliver value to our shareholders and our 10 year track record shows it.

“At current share prices, we believe that Talisman is one of the best investment values in the oil and gas industry.  We intend to use existing credit facilities to commence share repurchases right away under our existing normal course issuer bid and to continue when sale proceeds are in hand.  This preserves financial flexibility and allows us to participate in incremental opportunities.

“We have long argued that Talisman’s presence in Sudan has been a force for good and we have taken steps to ensure that the benefits created through our involvement will continue to improve the lives of the people of Sudan both now and in the future.  Talisman and its employees have made significant contributions to this end over these past four years, providing medical assistance, shelter, clean water, vocational training and initiating capacity-building programs.  A program will be established to ensure continuity in funding of such Talisman development projects for the remainder of this year and through 2005.

“The corporate responsibility policies and procedures implemented within the Greater Nile Petroleum Operating Company, the operator of the project, as a result of our advocacy efforts, such as the GNPOC Code of Ethics and human rights training, have influenced and, we hope, will continue to influence the operations of the consortium in the years to come.  We also hope that the economic benefits of oil field development will play a constructive role in the Sudan peace process.”

Talisman expects the sale to be completed by December 31, 2002.  The completion of the transaction is subject to certain conditions, primarily relating to obtaining consents from the Government of Sudan and the other consortium members and to the waiver or expiry of rights of first refusal.  Talisman has had preliminary discussions with the Government of Sudan about the proposed sale and believes that the required consents will be obtained.

As part of the sale, the purchaser will receive the benefit of all free cash flow from Talisman’s interest in the project commencing September 1, 2002 and will also receive associated working capital as at August 31, 2002, estimated to be US$30 million.  In accordance with accepted accounting principles, Talisman will continue to record production, cash flow and capital expenditures related to the project until closing.

Talisman acquired a 25% interest in the Greater Nile Oil Project in October 1998 through the acquisition of Arakis Energy Inc. for approximately 8.9 million common shares of Talisman.  Based on Talisman's share price at the time, the purchase price for Arakis was approximately C$278 million.  At the time, commerciality had been established and project development was underway.  The other consortium members are CNPC International (Nile) Ltd. (40%), Petronas Carigali Nile Ltd. (30%) and Sudapet Ltd. (5%).  Current gross production is about 240,000 bbls/d.

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Manager, Investor Relations &

Corporate Communications

Phone:

403-237-1196

E-mail: tlm@talisman-energy.com

Website: www.talisman-energy.com

This news release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, including expectations relating to the completion of the sale transaction, future production growth per share and share repurchases.  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those reflected in those statements.  These risks and uncertainties include, but are not limited to, the need to satisfy the conditions to the proposed sale, the possibility that the purchaser will not continue to cooperate to complete the transaction and the risks inherent in exploring for, developing and producing crude oil and natural gas.  Additional information on the risks and other factors which could affect Talisman's operations or financial results are included in Talisman's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of Talisman's management at the time the statements are made.  Talisman assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

32/02

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~